

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 6, 2023

Xuesong Song
Chief Executive Officer
Luokung Technology Corp.
B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road
Chaoyang District, Beijing
People's Republic of China, 100020

> **Re: Luokung Technology Corp.**
> **Correspondence filed January 20, 2023**
> **File No. 001-34738**

Dear Xuesong Song:

We have reviewed your January 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 3

1. We note your response to prior comment 2. Please ensure your disclosures address how recent statements by China's government have or may impact the company's ability "to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange."

2. We note your response to prior comment 5. Please expand your disclosure to specifically address whether or not any permissions and approvals are required to be obtained from Chinese authorities to offer securities. If you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you do not need any permissions or approvals to offer securities.

D. Risk Factors, page 4

3.   We note your response to prior comment 4. Please include a header to disclose which risk factors are related to doing business in China.

        You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney at (202) 551-8816 or Mitchell Austin, Senior Staff Attorney at (202) 551-3574 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Elizabeth Fei Chen